SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

(Amendment No. 1)

BIOLIFE SOLUTIONS, INC.
(Name of Issuer)

Common stock, no par value per share
(Title of Class of Securities)

09062W204
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09062W204	13G/A	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
Sandler Capital Management

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
567,768

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
567,768

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
567,768

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No. 09062W204	13G/A	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS
Andrew Sandler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
567,768

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
567,768

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
567,768

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 09062W204	13G/A	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS
Sandler Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
23,131

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
23,131

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,131

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 09062W204	13G/A	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS
Sandler Plus Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
226,808

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
226,808

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
226,808

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 09062W204	13G/A	Page 6 of 10 Pages

ITEM 1(a).	NAME OF ISSUER:

BIOLIFE SOLUTIONS INC.

ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

3303 Monte Villa Parkway
Suite 310
Bothell WA 98021

ITEM 2(a).	NAME OF PERSON FILING:

This Schedule 13G/A is jointly filed by and on behalf of the following persons (the “Reporting Persons”):

(i)	Sandler Capital Management
(ii)	Andrew Sandler
(iii)	Sandler Plus Master Fund, Ltd.
(iv)	Sandler Master Fund, Ltd.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The principal business office of the Reporting Persons filing this Schedule 13G/A is located at 711 Fifth Floor, New York, NY 10022.

ITEM 2(c).	CITIZENSHIP:

(i)	Sandler Capital Management	a New York general partnership
(ii)	Andrew Sandler	a United States citizen resident in New York
(iii)	Sandler Master Fund, Ltd.	a Cayman Islands exempted company
(iv)	Sandler Plus Master Fund, Ltd.	a Cayman Islands exempted company

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, no par value per share

ITEM 2(e).	CUSIP Number:

09062W204

CUSIP No. 09062W204	13G/A	Page 7 of 10 Pages

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS: One of the following

Not applicable.

ITEM 4.	OWNERSHIP:

This statement is jointly filed by and on behalf of each of Sandler Capital Management, Andrew Sandler, Sandler Master Fund, Ltd. and Sandler Plus Master Fund, Ltd. Sandler Capital Management provides investment advice to Sandler Master Fund, Ltd. and Sandler Plus Master Fund, Ltd. and various other accounts (the “Managed Portfolios”). Andrew Sandler is the Managing Director of Sandler Capital Management. As a result, Sandler Capital Management and Andrew Sandler may be deemed to beneficially own and have the power to exercise or to direct the exercise of such voting and/or dispositive power with respect to the Issuer’s Common Stock held by the Managed Portfolios.

1.	Sandler Capital Management:

(a)   Amount beneficially owned:    567,768(1) shares of Common Stock, no par value per share, of BIOLIFE SOLUTIONS INC.

(b)   Percent of class: 2.8%

(c)   Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0 shares

(ii)	Shared power to vote or to direct the vote: 567,768(1) shares

(iii)	Sole power to dispose or to direct the disposition of: 0 shares

(iv)	Shared power to dispose or to direct the disposition of: 567,768(1) shares

2.	Andrew Sandler:

(a)    Amount beneficially owned:    567,768(1) shares of Common Stock, no par value per share, of BIOLIFE SOLUTIONS INC.

(b)   Percent of class: 2.8%

(c)    Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0 shares

(ii)	Shared power to vote or to direct the vote: 567,768(1) shares

(iii)	Sole power to dispose or to direct the disposition of: 0 shares

(iv)	Shared power to dispose or to direct the disposition of: 567,768(1) shares

CUSIP No. 09062W204	13G/A	Page 8 of 10 Pages

3.	Sandler Master Fund, Ltd.

(a)    Amount beneficially owned:   23,131 shares of Common Stock, no par value per share, of BIOLIFE SOLUTIONS INC.

(b)   Percent of class: 0.1%

(c)    Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 23,131 shares

(ii)	Shared power to vote or to direct the vote: 0 shares

(iii)	Sole power to dispose or to direct the disposition of: 23,131 shares

(iv)	Shared power to dispose or to direct the disposition of: 0 shares

4.	Sandler Plus Master Fund, Ltd.

(a)    Amount beneficially owned:   226,808 shares of Common Stock, no par value per share, of BIOLIFE SOLUTIONS INC.

(b)   Percent of class: 1.1%

(c)   Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 226,808 shares

(ii)	Shared power to vote or to direct the vote: 0 shares

(iii)	Sole power to dispose or to direct the disposition of: 226,808 shares

(iv)	Shared power to dispose or to direct the disposition of: 0 shares

(1)	Includes 317,829 shares of Common Stock beneficially owned by separately managed accounts.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities check the following. ☒

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

CUSIP No. 09062W204	13G/A	Page 9 of 10 Pages

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:

See Exhibit A for Joint Filing Agreement.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

CUSIP No. 09062W204	13G/A	Page 10 of 10 Pages

ITEM 10.	CERTIFICATION

By signing below each party certifies that, to the best of his, her or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2020	SANDLER CAPITAL MANAGEMENT
By: ALCR Corp., a general partner

	By:	/s/ Moira Mitchell
Name: Moira Mitchell
Title: President
Dated: February 12, 2020
	By:	/s/ Andrew Sandler
Name: Andrew Sandler

Dated: February 12, 2020	SANDLER MASTER FUND LTD.

	By:	/s/ Steven Warshavsky
Name: Steven Warshavsky
Title: Director

Dated: February 12, 2020	SANDLER PLUS MASTER FUND LTD.

	By:	/s/ Steven Warshavsky
Name: Steven Warshavsky
Title: Director

* The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

EXHIBIT A

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a statement on Schedule 13G/A and all amendments thereto with respect to the Common Stock of BIOLIFE SOLUTIONS, INC. beneficially owned by each of them, and the inclusion of this Joint Filing Agreement as an exhibit thereto.

Dated: February 12, 2020	SANDLER CAPITAL MANAGEMENT
By: ALCR Corp., a general partner

	By:	/s/ Moira Mitchell
Name: Moira Mitchell
Title: President

Dated: February 12, 2020
	By:	/s/ Andrew Sandler
Name: Andrew Sandler

Dated: February 12, 2020	SANDLER MASTER FUND LTD.

	By:	/s/ Steven Warshavsky
Name: Steven Warshavsky
Title: Director

Dated: February 12, 2020	SANDLER PLUS MASTER FUND LTD.

	By:	/s/ Steven Warshavsky
Name: Steven Warshavsky
Title: Director